KT High-Tech Marketing Inc.

14440 Big Basin Way, #12

Saratoga, California 95070

(408) 663-5247

September 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	KT High-Tech Marketing Inc.

Registration Statement on Form S-1

File No. 333-212272

To the Securities and Exchange Commission:

KT High-Tech Marketing Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-212272). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Wednesday, October 5, 2016 at 5:00 p.m. Eastern time.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

K-T HIGH-TECH MARKETING INC.

/s/ Michael Mo

Michael Mo

President